SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Public Company
CVM No. 1762-0

C.N.P.J. No. 02.558.129/0001-45
N.I.R.E. 33.3.002.681.9-7

NOTICE OF MATERIAL FACT

REVERSE SPLIT OF SHARES

Tele Sudeste Celular Participações S.A. ("TSD"), ("BOVESPA": TSPP3 (Ord.), TSPP4 (Pref.), NYSE: TSD), hereby announces to the market and to its shareholders that its Board of Directors, in a meeting held on February 16, 2005, decided to submit to the Extraordinary General Shareholders' Meeting of TSD, for which a notice of convocation will be published up to February 23, 2005, the proposal for reverse split of the 449,009,994,135 registered book-entry shares of capital stock of TSD, with no par value, of which 189,434,957,933 are common shares and 259 ,575,036,202 are preferred shares with such reverse split to occur at the ratio of five thousand (5,000) shares to one (1) share of the respective class, after which there will be 89,801,999 registered book-entry shares, with no par value, of which 37,886,992 will be common shares and 51,915,007 will be preferred shares, pursuant to Article 12 of Law 6,404/76, as amended

In compliance with Instruction No. 358 of the CVM, dated January 3, 2002, as amended, below are the main characteristics of this reverse split of shares:

I.  Purpose:

•  To adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in Reais per shares gives greater visibility as compared with the quotation per lot of one thousand (1,000) shares;

•  To unify the basis for quoting the shares in the national and international markets, since the shares are currently quoted in lots of one thousand (1,000)shares in the national market - São Paulo Stock Exchange ("BOVESPA"), and in lots of five thousand (5,000) shares for each American Depositary Receipt ("ADR") in the international market - New York Stock Exchange ("NYSE");

•  To reduce operational expenses and to increase the efficiency of the system for registering information regarding the shareholders of TSD; and

•  To reduce the possibilities of informational errors, improving services to the shareholders of TSD.

II  Ratio of the Reverse Split of Shares:

Upon approval by the duly convened Extraordinary General Shareholders' Meeting of TSD, the shares will be grouped at the ratio of five thousand (5,000) shares into one (1) share and, after the period mentioned in item III below, will be traded in units of a single share.

III. Period for the Adjustment of Shareholder Positions

If the transaction is approved by the Extraordinary General Shareholders' Meeting of TSD, the company will publish a Notice to the Shareholders establishing a minimum period of thirty (30) days, so that each shareholder, in its discretion, may adjust its equity position, by class, into lots of five thousand (5,000) shares through trading on BOVESPA.

Shareholders will be able to adjust their positions through the Brokerage Companies of their choice.

Further Proceedings

Once the period established for the adjustment by shareholders has expired, the remaining fractional of shares will be separated, grouped in whole numbers and sold in an auction to be carried out on BOVESPA.

The proceeds of the sale of the fractional shares will be available to the shareholders who own those fractional shares at the Depositary Institution holding the Book-Entry Shares of TSD, ABN Amro Real S.A. ("ABN"). The payment of such amounts will be made through any of its branches, upon request to ABN by the shareholder. The value corresponding to the fractional shares owned by shareholders whose shares are in the custody of CBLC Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company) will be credited directly to CBLC, which will forward the applicable amounts to the shareholders through their custodial agents.

Holders of ADRs, Traded in the United States of America

There will be no reverse split of ADRs in the United States of America . Only the ratio of shares to each ADR will be changed from the current ratio of five thousand (5,000) shares per ADR to one (1) share per ADR. Thus, there be no fractional ADRs resulting from reverse split, contrary to the effect of the transaction on the Brazilian shares.

Documents Available to the Shareholders

The Minutes of the Meeting of the Board of Directors of TSD that approved the transaction and this Notice of Material Fact are available to the interested parties at the Investor Relations Department of the company at Av. Dr. Chucri Zaidan, 860, Morumbi, São Paulo , SP. The documents are also available electronically on the web-site of the Investors Relations Department, www.vivo.com.br/ri , and on the BOVESPA web-site , www.bovespa.com.br.

Further clarifications regarding the reverse split stock of shares are available on the web-site and through the network of branches of ABN.

The authorized capital of TSD will also reflect the reverse split changing, from 700 billion shares to 140 million shares, and the Bylaws of the Company will consequently be changed.

São Paulo, February 17, 2005.

Arcadio Luis Martinez Garcia
Investors Relation Director
Tele Sudeste Celular Participações S.A.

VIVO – Investors Relations Department
Phone: +55 11 5105.1172
Email: ri@vivo.com.br
Available Information: www.vivo.com.br/ri

This press release contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets", as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2005

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.